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                        October 3, 2022

       Brandi Roberts
       Chief Financial Officer
       Longboard Pharmaceuticals, Inc.
       4275 Executive Square, Suite 950
       La Jolla, California 92037

                                                        Re: Longboard
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 30,
2022
                                                            File No. 333-267674

       Dear Brandi Roberts:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7439 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Alexa Ekman